P.E. 10/15/01

Duplicate

02011851

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the 15th day of October, 2001

0-17791

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F__✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Twin Mining's Cargo #1 pipe delivers 148 m kimberlite intersection

Toronto, Ontario, (October 15, 2001) – Twin Mining Corporation ("Twin Mining") (TWG – TSE) is pleased to announce that Cargo 1 pipe has delivered a kimberlite intersection of 148 meters from hole JI-CG 1-02 as shown in the table below.

JI-CG-02	From (m)	To (m)	Rock Type
	0.0	30.4	Limestone
	30.4	178.3	Autolithic kimberlite with notable mantle xenoliths of peridodite and harzburgite and 20% olive green olivine macrocrysts in a serpentine-rich matrix.
	178.3	179.0	Limestone

Hole JI-CG 1-02 was drilled NQ size (47 mm diameter) at a 60° dip and at right angles to hole JI-CG 1-01, which intersected 83 meters of kimberlite (see press release August 2, 2001), to further define the diamondiferous kimberlite pipe Cargo 1. Based on the magnetic data interpretation, CG 1-01 and -02 holes crossed the southwest and northwest margins of the pipe, respectively.

Dallas Davis, Twin Mining's Director - Diamond Mining, states: "Consistently high quality diamonds have been recovered from progressively larger samples, establishing a trend for Freightrain (see press release July 26, 2001). The emergence of a new significant kimberlite field is clearly evidenced by the Cargo 1 drill intersections and the diamond indicator minerals recently recovered from soil above the two other magnetic anomalies, for which results are available (see press release October 4, 2001), and which are now designated Cargo 2 and Cargo 3. Results like these at Jackson Inlet enhance the potential for Twin Mining to achieve its objective to become a diamond producer by 2005".

Diamond extraction, selection and description is being carried out by Lakefield Research Limited. Results will be announced as soon as they are available.

The summer exploration program on the Freightrain pipe and the Cargo 1 pipe, comprising 20 NQ holes, totaling 1,558 meters, and the excavation of 6 mini bulk sample pits has been recently completed. The compilation of activity results will be released shortly.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (414) 777-0014
E-mail: info@twinmining.com

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registrant)

Date October 15th, 2001

Hermann Derbuch
Chairman, President & CEO

➊ Print the name and title of the signing officer under his signature